Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Minotola National Bank

Commission File No.: 000-10674

To Our Valued Shareholders,

For Susquehanna Bancshares, 2005 was a year of significant progress in our development. We completed consolidating our community banks into three banks, launched a corporate-wide image advertising campaign to promote our brand, and announced plans to acquire Minotola National Bank in New Jersey.

Here are highlights of our financial performance for 2005:

•	Net income for the year ended December 31, 2005, was $79.6 million, or $1.70 per diluted share, compared with $70.2 million, or $1.60 per diluted share, earned in 2004. Net income for the fourth quarter of 2005 was $27.7 million, or $0.59 per diluted share, compared with $19.2 million for the fourth quarter 2004, or $0.41 per diluted share.

•	Net loans and leases, excluding securitizations, grew 12% from December 31, 2004.

•	Total deposits grew 3% to $5.3 billion from December 31, 2004. Excluding sold branches, total deposits grew 5% for the same period. Demand deposits grew 8% to $919 million at December 31, 2005.

•	Return on average assets improved to 1.07% for 2005, up from 1.04% for 2004. For the fourth quarter 2005, return on average assets improved to 1.47%, up from 1.03% for the fourth quarter 2004.

•	Net interest margin increased 16 basis points to 3.76% for 2005, compared with 3.60% for 2004. Net interest margin for the fourth quarter 2005 increased 12 basis points to 3.79%, compared with 3.67% for the fourth quarter of 2004.

•	Net charge-offs as a percentage of average loans and leases for the year ended December 31, 2005, were 0.24%, compared with 0.16% for 2004. Non-performing assets as a percentage of loans, leases, and other real estate owned were 0.38% and 0.41% at December 31, 2005 and 2004, respectively.

•	Wealth management fee income increased 15% to $28.2 million in 2005, up from $24.7 million in 2004. Commission income from property and casualty insurance sales increased 21% to $11.1 million in 2005, up from $9.2 million for the same period in 2004.

When we originally projected 2005 earnings per share of $1.70 to $1.80, some observers said that it would be a challenge to achieve this earnings target. We understood this, and our company accepted the challenge. We focused all our efforts on reaching our goal. I wish to acknowledge the hard work of our employees, which enabled us to achieve $1.70 earnings per share for 2005.

As we turn to 2006, we will work to complete the acquisition of Minotola. We will further develop our wealth management companies and work to grow our business banking operations—two areas where we see strong potential for growth. In addition, we will continue to deploy technology to improve customer service and provide greater efficiency in our operations.

Thank you for your continued support,

William J. Reuter

Chairman, President, and Chief Executive Officer

February 1, 2006

Susquehanna Bancshares, Inc.—Fourth Quarter 2005

Management Outlines Strategy for Hann

After working with an investment bank to review strategic alternatives for Hann Financial Service Corp., Susquehanna Bancshares executive management and the Board of Directors determined it would be in the best interest of shareholders to retain this auto leasing company, as opposed to exiting it at the low point in the business cycle at a significant discount.

In 2005, excluding securitization gains of $2.9 million, the auto leasing business pre-tax loss improved from $5.1 million in the first quarter to $4.2 million in the second quarter and $3.5 million in the third quarter. The fourth quarter saw further improvement, as the pre-tax loss fell to $1.6 million. The total pre-tax loss for 2005, including securitization gains, was $11.5 million.

Our management forecasts the 2006 pre-tax loss to improve to $5.0 million, including securitization gains of $2.0 million. In 2007, they forecast a return to profitability. These improvements are seen due to six key factors:

•	A return to normal lease origination volumes. After originating a lower-than-normal amount of leases in the first quarter, production returned to normal levels for the remaining three quarters of 2005.

•	Residual value guarantee premiums are contractually committed to decrease. Due to improving market conditions, these premiums will decline from $11.2 million in 2005 to $5.7 million in 2006 and $3.0 million in 2007.

•	Auto Lenders, our third-party residual value guarantor, recently finished building a state-of-the-art reconditioning center that will reduce costs.

•	Recently enacted changes in federal vicarious liability laws will lower our insurance costs by approximately $1.5 million in 2006.

•	The sale lease-back transaction concluding at the end of 2006 will further improve profitability in 2007.

•	Our investment banking firm reaffirmed the business model and level of management expertise at Hann. Hann’s management has continued to pursue every opportunity for improving financial performance and has demonstrated a commitment to once again become a profitable part of the organization.

Susquehanna executive management will continue to monitor the business with a goal of creating the best opportunity for shareholder value in the future.

Susquehanna Announces Plans to Acquire Minotola National Bank

In November, Susquehanna announced it had signed a definitive merger agreement to acquire Minotola National Bank, which has assets of $623 million and operates 14 branches in southern New Jersey. The transaction will nearly double Susquehanna’s New Jersey presence, increasing the company’s total New Jersey deposits to more than $1.2 billion.

Under the agreement, Susquehanna will acquire Minotola in a stock and cash transaction valued at $165 million. The transaction is expected to be completed by April 30, 2006, pending regulatory approvals and the approval of Minotola shareholders.

“The addition of Minotola National Bank, with its strong market presence and deposit base in southern New Jersey, is a key objective for the first half of 2006,” said William J. Reuter, Susquehanna Bancshares Chairman, President and Chief Executive Officer. “We look forward to this bank joining our company as the Minotola Region of Susquehanna Patriot Bank, and we are confident that the additional financial services we can offer will be attractive to Minotola customers.”

Minotola, established in 1913, is an FDIC-insured, full-service national bank that offers a full line of commercial services, including lending, leasing, cash management, credit card payment processing, international banking services, and Internet banking.

Advertising Campaign Increases Awareness of Brand

Susquehanna’s first corporate-wide image advertising campaign in the fall of 2005 was targeted to raise awareness of the company’s brand in the marketplace. The campaign included TV, radio, print, and billboard ads throughout Susquehanna’s four-state footprint.

“The fourth quarter of 2005 marked the true launch of the Susquehanna brand throughout our market,” said William J. Reuter, Susquehanna Bancshares Chairman, President and Chief Executive Officer. “Our image advertising campaign illustrated for customers and employees alike the broad territory in the mid-Atlantic region where Susquehanna offers its financial services and expertise.”

Susquehanna Launches Debit Card Reward Program

Susquehanna is now offering its customers a chance to receive rewards for making purchases with their debit cards through the ScoreCardSM Rewards Program.

Customers receive one point for every $2 spent in signature-based transactions using their Susquehanna VISA® Check Card. A signature-based transaction is one in which a merchant swipes the customer’s card, the customer chooses to pay by “credit,” and then signs for the purchase as opposed to entering a PIN. The points customers earn can be redeemed for travel and a variety of merchandise.

The ScoreCardSM program allows Susquehanna to stand out from its competitors. Although there are credit card reward programs, there are few if any debit card rewards programs in our marketplace. This rewards feature can be an additional incentive to open a checking account with Susquehanna.

This newsletter contains “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995 that are based on Susquehanna’s current expectations, estimates, and projections about future events and financial trends affecting the financial condition of its business. These statements are not historical facts or guarantees of future performance, events, or results. Such statements involve potential risks and uncertainties. Accordingly, actual results may differ materially. Susquehanna undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or other factors.

FINANCIAL HIGHLIGHTS	Three Months Ended December 31			Twelve Months Ended December 31
Dollars in thousands except per share	2005	2004	Change	2005	2004	Change
Earnings and Dividends
Net interest income	$62,225	$59,570	4%	$242,245	$214,018	13%
Provision for loan & lease losses	3,890	3,430	13	12,335	10,020	23
Non-interest income	39,708	30,040	32	125,078	114,590	9
Non-interest expense	61,884	58,875	5	242,550	219,042	11
Income before taxes	36,159	27,305	32	112,438	99,546	13
Income taxes	8,466	8,056	5	32,875	29,366	12
Net income	27,693	19,249	44	79,563	70,180	13
Basic earnings per share	$0.59	$0.41	44%	$1.70	$1.61	6%
Diluted earnings per share	0.59	0.41	44	1.70	1.60	6
Cash dividends per share	0.24	0.23	4	0.93	0.89	4

Performance Ratios
Net interest margin	3.79%	3.67%	3%	3.76%	3.60%	4%
Return on average equity (GAAP basis)	14.26	10.28	39	10.52	10.73	(2)
Return on average tangible equity¹	21.49	15.71	37	16.06	14.36	12
Return on average assets	1.47	1.03	43	1.07	1.04	3
Efficiency ratio (GAAP basis)	60.36	65.18	7	65.58	66.15	1
Efficiency ratio excluding Hann¹	55.10	57.93	5	57.97	61.09	5

Book Value per Share
Book value				$16.66	$16.13	3%
Tangible book value				11.23	10.71	5

Balance Sheet (EOP)
Investments				$1,154,261	$1,245,414	(7)%
Loans and leases, net				5,218,659	5,253,008	(1)
Allowance for loan & lease losses				53,714	54,093	(1)
Total assets				7,466,007	7,475,073	0
Deposits and customer repurchase agreements				5,515,689	5,353,539	3
Short-term borrowings				101,021	198,011	(49)
FHLB borrowings				668,666	751,220	(11)
Long-term debt				150,000	200,000	(25)
Junior subordinated debentures				22,777	23,277	(2)
Shareholders’ equity				780,470	751,694	4

Asset Quality
Net charge-offs/average loans & leases	0.25%	0.14%	79%	0.24%	0.16%	50%
Allowance/non-performing loans & leases	308.84	265.08	17	308.84	265.08	17

Non-performing assets/loans, leases, & OREO	0.38	0.41	(7)	0.38	0.41	(7)
Allowance/loans & leases	1.03	1.03	0	1.03	1.03	0

(1) Supplemental Reporting of Non-GAAP Financial Measures

Susquehanna has presented a return on average tangible equity, which is a non-GAAP financial measure and is most directly comparable to the GAAP measurement of return on average equity. For purposes of computing return on average tangible equity, we have excluded the balance of intangible assets and their related amortization expense from our calculation of return on average tangible equity to allow us to review the core operating results of our company. This is consistent with the treatment by bank regulatory agencies, which excludes goodwill and other intangible assets from the calculation of risk-based capital ratios. A reconciliation of return on average tangible equity to return on average equity is set forth below:

Return on average equity (GAAP basis)	14.26%	10.28%	10.52%	10.73%
Effect of excluding average intangible assets and related amortization	7.23%	5.43%	5.54%	3.63%
Return on average tangible equity	21.49%	15.71%	16.06%	14.36%

Susquehanna has presented an efficiency ratio excluding Hann, which is a non-GAAP financial measure and is most directly comparable to the GAAP presentation of efficiency ratio. We measure our efficiency ratio by dividing non-interest expenses by the sum of net interest income, on a FTE basis, and non-interest income. The presentation of an efficiency ratio excluding Hann is computed as the efficiency ratio excluding the effects of our auto leasing subsidiary, Hann Financial. Management believes this to be a preferred measurement because it excludes the volatility of full-term ratios, securitization gains, and residual values of Hann and provides more focused visibility into our core business activities. A reconciliation of efficiency ratio excluding Hann to efficiency ratio is set forth below:

Efficiency ratio (GAAP basis)	60.36%	65.18%	65.58%	66.15%
Effect of excluding Hann	5.26%	7.25%	7.61%	5.06%
Efficiency ratio excluding Hann	55.10%	57.93%	57.97%	61.09%

Dividend Reinvestment, Purchase of Shares

Susquehanna offers an Open Availability and Dividend Reinvestment Plan called BuyDIRECTSM. The plan, administered and sponsored by The Bank of New York, allows both current shareholders of record and interested first-time investors to purchase shares of Susquehanna’s common stock and to reinvest cash dividends automatically. Please note, the maximum investment per calendar year has been increased from $25,000 to $120,000.

Direct Deposit of Dividends

Shareholders of record may elect to have dividends deposited electronically into a checking or savings account at their financial institution. To receive additional information and enrollment forms for either direct deposit of dividends or BuyDIRECTSM, contact The Bank of New York, transfer agent for Susquehanna, toll free at (866) 828-8176.

Added Features to BNY Site

Current shareholders of record have the ability to access their accounts online through The Bank of New York via the “Individual Account Access” area at www.stockbny.com. Recently, the site added features giving users the ability to change monthly investment options, make optional cash purchase(s) via Direct Debit, have dividends deposited directly to a bank account, and certify their tax identification number. Shareholders also can complete an online application to enroll in our direct stock purchase plan and to purchase Susquehanna shares via the “Direct Purchase” area of the same Web site.

Nasdaq Market Makers*

Citigroup Global Markets, Inc. Goldman Sachs & Company	Merrill Lynch, Pierce, Fenner & Smith

Knight Equity Markets, L.P.	Morgan Stanley & Co., Inc.

Legg Mason Wood Walker, Inc.	Prudential Equity Group, Inc.

Lehman Brothers Inc.	UBS Capital Markets, L.P.

UBS Securities, LLC

Subsidiaries

Banking Affiliates

Susquehanna Bank

    (www.susquehanna.net)

Susquehanna Bank PA

    (www.susquehanna.net)

Susquehanna Patriot Bank

    (www.susquehanna.net)

Other Affiliates

The Addis Group, L.L.C.

    (www.theaddisgroup.com)

Hann Financial Service Corp.

    (www.hannfinancial.com)

Susquehanna Patriot Commercial Leasing Company

    (www.patriotleasing.com)

Susquehanna Trust & Investment Company

    (www.susquehanna.net)

Valley Forge Asset Management Corp.

    (www.vfam.com)

The proposed acquisition by Susquehanna of Minotola will be effected pursuant to a merger of Minotola into Susquehanna Patriot Bank. Susquehanna has filed a registration statement on Form S-4 (Registration No. 333-130414) containing a proxy statement addressed to Minotola’s shareholders and a prospectus for the Susquehanna stock to be offered in the merger with the Securities and Exchange Commission (the “SEC”). A definitive proxy statement will be sent to Minotola’s shareholders seeking their approval of the merger. Minotola shareholders are urged to read the registration statement carefully because it contains important information about the merger. Minotola shareholders may obtain a free copy of the registration statement and other documents filed with, or furnished to, the SEC by Susquehanna at the SEC’s Web site at www.sec.gov. Copies of the registration statement and other documents filed by Susquehanna with the SEC may also be obtained for free from Susquehanna by directing a written request to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, PA 17543, Attention: Abram G. Koser, Vice President, Investor Relations.

For more detailed information, visit Susquehanna	Susquehanna Bancshares, Inc.	Registrar, Stock Transfer,
Bancshares, Inc. on the World Wide Web:	26 North Cedar Street	& Dividend Disbursing Agent
	Lititz, PA 17543-7000	The Bank of New York
www.susquehanna.net	(717) 626-4721 phone	Susquehanna Bancshares, Inc.
	(717) 626-1874 fax	Receive & Deliver Dept. 11W
Our Web site offers our corporate profile, mission statements, detailed financial information, and product and service offerings.		P.O. Box 11002
Church Street Station
	Investor Relations	New York, NY 10286
	Abram G. Koser	(866) 828-8176
	Vice President	(866) 269-5221 (toll-free— hearing impaired TDD)
Investor Relations
*Top ten non-electronic communication networks market makers	(717) 625-6305	shareowners@bankofny.com
	ir@susquehanna.net	www.stockbny.com